Tembec Industries Inc.

Annual Information Form

December 15, 2005

For the fiscal year ended September 24, 2005

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE			3
GLOSSARY			3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			3
ITEM 1 -	DATE OF ANNUAL INFORMATION FORM		4
ITEM 2 -	CORPORATE STRUCTURE		4
ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS		6
	3.1	BUSINESS OVERVIEW	6
	3.2	THREE YEAR HISTORY	6
	3.3	TRENDS	7
ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS		7
	4.1	PRINCIPAL OPERATIONS	7
		4.1.1 FOREST PRODUCTS GROUP	8
		4.1.2 PULP GROUP	12
		4.1.3 PAPER GROUP	13
	4.2	ENVIRONMENTAL AND SOCIAL POLICIES	14
	4.3	RESEARCH AND DEVELOPMENT	16
	4.4	COMPETITION	17
	4.5	RISK FACTORS	17
ITEM 5 -	DIVIDEND POLICY		20
ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		20
	6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	20
	6.2	RATINGS	21
ITEM 7 -	DIRECTORS AND OFFICERS		21
	7.1	INFORMATION CONCERNING DIRECTORS	21
		7.1.1 OTHER DIRECTORSHIPS	24
		7.1.2 INDEPENDENCE	25
		7.1.3 MANDATE OF THE BOARD	25
		7.1.4 SELECTION OF CANDIDATES TO THE BOARD OF DIRECTORS,
		ORIENTATION AND CONTINUING EDUCATION	26
		7.1.5 ASSESSMENTS	26
		7.1.6 COMMITTEES OF THE BOARD OF DIRECTORS	26
	7.2	COMPENSATION OF DIRECTORS	28
	7.3	LIABILITY PROTECTION FOR DIRECTORS AND OFFICERS	29
	7.4	CODE OF ETHICS	29
ITEM 8 -	EXECUTIVE AND OTHER COMPENSATION		30
ITEM 9 -	INDEBTEDNESS		38
	9.1	INFORMATION CONCERNING NON-DIRECTOR OFFICERS	41
ITEM 10 -	AUDITORS		42
	POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT
		SERVICES	42
ITEM 11 -	LEGAL PROCEEDINGS		42
	11.1	COUNTERVAILING AND ANTIDUMPING DUTIES	42
	11.2	GENERAL	43
ITEM 12 -	MATERIAL CONTRACTS		43
ITEM 13 -	INTERESTS OF EXPERTS		44
ITEM 14 -	ADDITIONAL INFORMATION		44
GLOSSARY			45
SCHEDULE A			47
SCHEDULE B			52

Annual Information Form

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the audited consolidated financial statements for the fiscal year ended September 24, 2005 (the "2005 Financial Statements"), the report of the auditors thereon dated November 8, 2005 and the management's discussion and analysis thereof (collectively the "2005 Annual Report") filed with the securities commission or similar authority in each of the provinces of Canada are incorporated by reference into and form an integral part of this Annual Information Form.

GLOSSARY

Unless otherwise noted or the context otherwise indicates, references to the "Corporation" in this Annual Information Form are to Tembec Industries Inc. References to "Tembec" are to, as the context may require, either the Corporation or the Corporation together with one or more of its subsidiaries, associates and its interests in joint ventures and other entities. In addition, unless otherwise defined herein, certain terms are defined in the glossary included on page 45 of this Annual Information Form.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, including statements which may contain words such as "anticipate", "could", "expect", " seek", "may", " likely", "intend", "will" , "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which Tembec operates and statements of Tembec's belief, intentions and expectations about developments, results and events which will or may occur in the future, statements relating to trends, expected operating cost savings and expected capital expenditures, constitute "forward-looking statements". These statements are based on certain assumptions and analyses made by Tembec derived from its experience and perceptions. In addition, other written or oral statements that would constitute forward-looking statements may be made from time to time by or on behalf of Tembec.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to:

  The demand and prices for the products that Tembec sells;
  Fluctuations in the exchange rate of the Canadian dollar to the US dollar and to the Euro;
  Fluctuations in the amount of duties imposed on lumber exported to the United States;
  The effect of general economic conditions, including the level of interest rates;
  Raw material availability and prices;
  The risk of loss from fires, floods and other natural disasters;
  The availability and retention of qualified personnel or management;
  Labour unrest;
  Levels of capital expenditures required to maintain and upgrade processes;
  The effect and enforcement of forestry, land use, environmental and other governmental regulations;
  Transportation costs;
  Competitive actions by other companies;
  Performance of pension fund investments;

In addition, other risks could adversely affect Tembec and it is not possible to predict or assess all risks. Tembec's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, Tembec will derive therefrom. Tembec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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TEMBEC INDUSTRIES INC.
ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Form") is dated as of December 15, 2005. Except as otherwise indicated, the information contained in this Form is stated as at September 24, 2005.

ITEM 2 - CORPORATE STRUCTURE

Tembec Industries Inc. (the "Corporation") was formed under the Business Corporation Act (Ontario) on August 29, 1995, by the amalgamation of Malette Inc. and Tembec Finance Corp. and continued under the Canada Business Corporations Act on February 18, 1999, under the name of "Tembec Industries Inc.". On October 1, 2000, it amalgamated with Crestbrook Forest Corporation Ltd, on September 30, 2001, with Pine Falls Paper Corporation Limited, and subsequently, on September 26, 2004, with 4189931 Canada Inc.

There are 536,807,704 Class A shares of the Corporation, all of which are held by Tembec Investments Inc., a wholly-owned subsidiary of Tembec Inc. The Class A shares of the Corporation are the only voting securities of the Corporation.

The Corporation's head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Quebec, H3B 1X9, telephone: 514-871-0137.

The chart below shows Tembec's principal facilities by industry segment and, where appropriate, the subsidiaries or affiliates which operate them. Where the percentage of ownership is less than 100%, it is indicated.

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CORPORATE ORGANIZATION CHART

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Investments

SPF Lumber

Tembec holds a 50% interest in Temrex Forest Products, Limited Partnership which owns and operates two sawmills in the Gaspé region of the province of Québec, respectively located in Nouvelle and St-Alphonse, Québec.

Engineered Wood

Tembec holds a 50% interest in Temlam Inc. ("Temlam") which owns and operates an engineered wood products business comprised of laminated veneer lumber ("LVL") plants in Ville Marie and in Amos, Québec, 3 wood I-beam plants located in Blainville, Québec, Bolton, Ontario and Calgary, Alberta as well as a metal plate and web facility located in Bolton, Ontario.

Specialty Cellulose

Tembec holds a 50% interest in AV Cell Inc. which owns and operates a dissolving pulp mill located in Atholville, New Brunswick.

Northern Bleached Softwood Kraft

Tembec holds a 50% interest in Marathon Pulp Inc. which owns and operates a softwood kraft pulp mill in Marathon, Ontario.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1 BUSINESS OVERVIEW

Tembec is a large, diversified and integrated forest products corporation with operations principally located in North America and in France. Its business segments are forest products, pulp, paper and chemicals. As the chemical business represents less than 10% of the Corporation's consolidated sales and consolidated assets, it is not discussed in this annual information form.

Tembec produces approximately 1.7 billion board feet of lumber, 2.2 million tonnes of pulp and 1.1 million tonnes of newsprint and papers. For the fiscal year ended September 24, 2005, Tembec had sales of $3.6 billion, EBITDA of $28.1 million, and net losses of $308.8 million. Tembec's total assets at that date were $3.4 billion and it employed approximately 10,000 people. The segmented results and the breakdown of sales of the Corporation's products by geographic areas are shown on pages 38 and 39 of the 2005 Annual Report.

Tembec's strategy is to (i) be diversified into forest products, pulp products and paper products; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within its business segments.

3.2 THREE YEAR HISTORY

In the last three fiscal years, Tembec was active in consolidating its presence in the forest products sector, securing its fibre supply, modernizing and expanding in the pulp sector, raising capital and renewing its operating lines of credit.

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Pulp Group

In the pulp group, a high-yield pulp mill located in Chetwynd, British Columbia was added to Tembec's existing Temiscaming and Matane, Québec, high-yield pulp mills to make Tembec the preeminent Canadian supplier of high-yield pulps. This increased its total manufacturing capacity to 2.2 million tonnes.

The Temiscaming specialty cellulose mill modernization was completed during the last fiscal year. The $140 million project increased the production capacity of the mill by 10,000 tonnes and consisted in upgrading the pulp screening and washing, bleach stock washing and screening, dry machine and finishing, chip screening and digester areas of the mill.

Forest Products Group

As part of its strategy to contribute to much needed consolidation in the softwood lumber industry in North America, and to further secure its long-term fibre base for its pulp and paper manufacturing operations in Ontario and Québec, Tembec acquired two sawmills located in La Sarre and Senneterre, Québec for $59.1 million, including working capital, as well as a sawmill from Weyerhaeuser located at Chapleau, Ontario for $25.4 million, including working capital.

In the last fiscal year, Temlam completed the construction of a 5.0 million cubic feet LVL plant at Amos, Québec at a cost of $130 million. The plant is currently in its start-up phase which is progressing well. It is expected to be fully commissioned by the end of the calendar year. Temlam already owns and operates a LVL plant at Ville-Marie, Québec.

Consolidation

In the last fiscal year, Tembec announced the shutdown of five sawmills and one remanufacturing facility in the forest products group and one mill and one paper machine in the paper group. These closures were necessary in light of the stronger Canadian dollar and other fundamental issues affecting their long-term competitiveness.

Financing

In the spring of 2003, the Corporation issued US $100 million of 8.625% Senior Notes due 2009 by way of a private placement, which were unconditionally guaranteed on a senior unsecured basis by Tembec Inc. These notes were subsequently registered.

In the spring of 2005, Tembec put in place a three-year committed revolving line of $150 million with CIT Business Credit Canada Inc., and a three-year committed revolving line of $200 million with a syndicate of banks, both of which replaced existing operating facilities.

3.3 TRENDS

Reference is made to the Outlook section on pp. 30 and 31 of the 2005 Annual Report.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 PRINCIPAL OPERATIONS

Tembec's business is centered around the production and sale of forest, pulp and paper products. The manufacturing assets of the Corporation are located primarily in Canada, with a large presence in the eastern part of the country, namely, Northeastern Ontario and Northwestern Québec.

Tembec has approximately 10,000 employees of which approximately 6,600 are covered by collective bargaining agreements. At the end of September 2005, there were 7 agreements covering 1,388 employees that had expired. During fiscal 2006, a total of 17 agreements covering 2,053 employees will expire.

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One of the more significant production sites owned by Tembec is located in the town of Temiscaming, Québec. It represents approximately 16% of total consolidated sales. The Temiscaming complex, as the site is referred to, includes 3 pulp lines which produce specialty cellulose and high-yield pulps, a 3-ply coated paperboard machine, an ethyl alcohol production facility, a liquid resin plant, a lignosulfonate spray drying operation, a biomass boiler, which generates steam and electricity, burns wood waste and sludge as well as primary and secondary effluent treatment facilities.

The lumber and paper businesses are more North American in nature and the Corporation's assets are located in this market. The pulp business is global in nature, with Europe being the largest consumer. Three of the eleven pulp mills, which represent approximately 50% of its kraft pulp production and 40% of its specialty pulp production, are located in Europe. The other eight pulp mills are located in Canada. The following sections provide specifics in relation to each of the Corporation's principal business segments.

4.1.1 Forest Products Group

The Forest Products Group produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) Spruce, Pine, Fir Lumber ("SPF") and OSB Panels, (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 24, 2005, the Forest Products Group generated external sales of approximately $1.2 billion and EBITDA of $55 million. The Forest Products Group's annual sales accounted for approximately 32% of Tembec's total consolidated sales in fiscal 2005.

The following table summarizes the annual operating levels of each facility by product group:

SPRUCE, PINE, FIR LUMBER AND PANELS

Location and Product	MFBM

Stud Lumber
Taschereau/La Sarre, QC(1)	200,000
Senneterre, QC	150,000
Cochrane, ON	170,000
Kapuskasing, ON	105,000

Random Length Lumber
Elko, BC (2)	270,000
Canal Flats, BC (2)	180,000
Hearst, ON	160,000
Timmins, ON	100,000
Chapleau, ON	135,000
Bearn, QC	110,000
Nouvelle/St-Alphonse, QC(3)	75,000

Finger Joint Lumber
Cranbrook, BC	25,000
1,680,000
MSF
Saint-Georges, QC – OSB	1,700,000

SPECIALTY WOOD
Location and Product	MFBM
Mattawa, ON - Pine and Hardwood Lumber	30,000
Huntsville, ON - Hardwood Lumber	30,000
Huntsville, ON - Hardwood Flooring	18,000
Toronto, ON - Pre-Finished Hardwood Flooring	10,000

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Brassac, France - Pine Lumber	15,000
103,000
ENGINEERED WOOD
Location and Product	Thousand ft. [3]
Ville-Marie, QC(4) – Laminated Veneer Lumber	450
Amos, QC (4)(5)– Laminated Veneer Lumber	2, 500
2,950

MFBM
La Sarre, QC – Engineered Finger Joint Lumber	60,000

Thousand linear ft.
Bolton, ON(4) – Wood I-Beams	30,000
Calgary, AB(4) – Wood I-Beams	10,000
Blainville, QC(4) – Wood I-Beams	3,000
43,000

Million lbs
Bolton, ON(4) – Metal Plates and Webs	10.0

(1) Sites are operated as a combined entity.

(2) The Elko and Canal Flats sawmills rely on the Cranbrook planing mill to dry and dress 80,000 Mfbm of lumber.

(3) Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.

(4) Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

(5) Projected capacity as mill is in start-up phase.

Products and Markets

The SPF lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated ("MSR") grades.

OSB panels are used in residential construction and industrial applications.

Pine and hardwood lumber are used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications.

Hardwood flooring products are targeted for residential, commercial and recreational applications.

The engineered wood products business manufactures LVL and I-beams which are used in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications.

In addition, the Forest Products Group produces and ships approximately 2.0 million tonnes of wood chips, approximately 85% of which are directed to Tembec's pulp and paper facilities.

The SPF lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. The total North American lumber demand is approximately 68 billion board feet, with U.S. demand of approximately 56 billion board feet and the balance being consumed in Canada. U.S. producers currently

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supply 35 billion board feet, leaving a U.S. domestic shortfall of approximately 21 billion board feet. Canadian producers annually sell a total of 33 billion board feet, shipping 19 billion board feet to the U.S. and exporting 2 billion board feet outside North America. The remaining 12 billion board feet is consumed domestically in Canada. The Corporation's geographic sales activity is generally aligned with this breakdown. In fiscal 2005, 38% of the consolidated sales occurred in Canada and 56% in the United States of America. As a result of the significant dependence on the U.S. market, Tembec's forest products competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. Tembec's production capacity represents less than 2.5% of the North American SPF lumber capacity.

The Forest Products Group business is highly commoditized and fosters a highly diversified customer base. Products are sold by Tembec's own internal sales force to wholesalers and distributors as well as directly to large retailers and end-users.

The Corporation competes directly with other Canadian and U.S. producers of SPF lumber. While selling prices, product quality and customer service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the ongoing trade dispute between the U.S. and Canada also have an impact on the Corporation's competitive position. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on March 31, 2001. Litigation with respect to antidumping and countervailing duties on softwood lumber imposed by the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") on softwood lumber products sold by Canadian Producers into the United States has ensued and is still outstanding. Reference is made to the caption "Legal Proceedings". Tembec has deposited US$220.6 million with the U.S. Department of Commerce on account of these duties as of September 24, 2005.

Fibre Supply

Tembec's forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units.

Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations.

Québec

Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec) for the supply of its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF.

The Coulombe Commission, appointed by the Québec government to study and report on the management of Crown land on its territory, made its report public on December 14, 2004. It recommended that the Québec government reduce timber cutting rights by 20% for fir, spruce, jack pine and tamarack (SPF). During the spring of 2005, the Québec

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government announced a 20% reduction in annual allowable cut for SPF, and 5% on other species. Cutting rights for Tembec were reduced by 19.2% in SPF, for a total reduction of 11.6% all species combined.

Ontario

Tembec's cutting rights are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources. These licenses expire at different dates and have 20 year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

Manitoba

In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 year terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licensing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental license. The Province of Manitoba has notified Tembec that a new twenty-year forest management plan must be submitted for the Tembec Forest Management License Agreement by January 1, 2008. The Province has also provided Tembec notice that the current FML will not be extended when the new plan is approved and that a new FML will be required by December 31, 2008.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures regulated under the British Columbia Forest Act, the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act and associated regulations.

The forms of forest tenures held by Tembec are one tree farm license (25-year term replaced every 5 to 10 years) and three forest licenses (15-year term also replaced every 5 to 10 years). Such licenses typically confer to their holder the right to harvest a specific volume of timber on Crown lands. In harvesting these tenures, the Corporation is required to satisfy specific government objectives which include forest management, protection of non-timber resources, harvesting, reforestation and protection of archaeology and cultural heritage sites.

As a result of the Forest Revitalization Act, license holders across the province are required to surrender a certain portion of existing harvesting rights (roughly 20% for tenure with annual allowable cuts greater than 200,000 m3). This surrendered volume shall be reallocated to the British Columbia Timber Sales Program, First Nations and small tenures (for example woodlots). While some volume of harvesting rights is lost from forest tenures (in Tembec's case 189,310 m3, effective March 1, 2005, through March 1, 2006), it remains available on the open market through a competitive purchase program.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

Due to the mountain pine beetle infestation in British Columbia and the resultant deterioration in log quality, provincial authorities have committed to changing the method of scaling and pricing logs in the province. These legislative changes are intended to be effective on April 1, 2006.

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4.1.2 Pulp Group

The Pulp Group currently consists of eleven manufacturing facilities operating at ten sites.The facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high-yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario, softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. In the fiscal year ended September 24, 2005, the Pulp Group generated external sales of $1.3 billion and negative EBITDA of $24.7 million.

The following table summarizes the products and operating levels of each facility by main type:

Location and Product
Paper Pulps	Tonnes
Softwood Kraft
Skookumchuck, BC	270,000
Tarascon, France	260,000
Smooth Rock Falls, ON	200,000
Marathon, ON(1)	95,000
825,000
Hardwood Kraft
Saint-Gaudens, France	305,000

Hardwood High-Yield
Temiscaming, QC	300,000
Matane, QC	230,000
Chetwynd, BC	200,000
730,000
Specialty Pulps
Temiscaming, QC – Specialty Cellulose	165,000
Tartas, France – Fluff	155,000
Atholville, NB(1) – Dissolving	60,000
380,000

Total	2,240,000

(1) 50% of current annual capacity.

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibres provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid-1980's. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Québec, produces high purity cellulose, which is used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France, also produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibres to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins,

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adult incontinence diapers and nursery pads are other important end-uses. The dissolving pulp grades produced in Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fibre by affiliates of the Aditya Birla Group, Tembec's joint venture partner in AV Cell Inc.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. Global market pulp demand is approximately 46 million tonnes. Canada is the largest net exporter of market pulp at 9 million tonnes per year, followed by the Nordic countries at 6 million tonnes and South America at 5 million tonnes. Europe is the largest net consuming region at 11 million tonnes per year, followed closely by Asia at 10 million tonnes. In fiscal 2005, these two markets accounted for approximately 80% of Pulp Group external sales.

Tembec markets its pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Canada, Switzerland, China, Japan, South Korea and Spain. This is consistent with Tembec's strategy of selling directly to customers and establishing long-term strategic relationships. Tembec's sales force also markets pulp and paperboard produced by third parties. In fiscal 2005, agency pulp sales totaled 4,400 tonnes compared to 12,000 tonnes in fiscal 2004. Sales from the Pulp Group represented approximately 36% of Tembec's total consolidated sales in fiscal 2005.

Fibre Supply

Tembec's North American pulp mills consumed approximately 2.3 million bone dry tonnes of wood chips in fiscal 2005. Of this amount, approximately 49% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase their fibre requirements from many private landowners.

4.1.3 Paper Group

The Paper Group currently consists of four facilities with a total of tenpaper machines producing newsprint, coated paper and specialty paper products. For the fiscal year ended September 24, 2005, the Paper Group generated sales of $942.8 million and negative EBITDA of $13.1 million.

The following table summarizes the products and operating levels of each facility by main type:

Location and Product
Newsprint	Tonnes(1)
Kapuskasing, ON – Newsprint(3)	330,000
Pine Falls, MB – Newsprint	185,000
515,000

Coated Paper
St. Francisville, LA – Coated No 4 & 5	280,000

Specialty Paper
St. Francisville, LA – Uncoated Bleached Board(2)	80,000
St. Francisville, LA – Specialty Kraft Paper	30,000
110,000
Paperboard
Temiscaming, QC - Coated	170,000

Total	1,075,000

(1) Although the above table shows all capacities in metric tonnes,coated paper and certain specialty paper are sold primarily in short tonnes.
(2) This machine is currently in the process of being permanently shutdown
(3) One of the four paper machines has recently been shutdown permanently.

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Products and Markets

Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and few distinct differences. Newsprint demand is driven primarily by the requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. The total North American newsprint demand is approximately 11 million tonnes with the U.S. market consuming 10 million tonnes. U.S. producers currently supply 5 million tonnes of this requirement. Canadian newsprint producers annually sell a total of 8 million tonnes, shipping 5 million tonnes to the U.S. and exporting 2 million tonnes outside of North America. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. The Corporation's newsprint capacity represents approximately 5% of total North American production capacity.

The St-Francisville, Louisiana, paper facility produces coated and specialty papers. The end-use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents approximately 5% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folders and magazine reply cards. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market.

The paperboard markets targeted by Tembec are the coated lightweight, bleached linerboard and folding carton board packaging markets for food, pharmaceuticals, cosmetics and cigarettes. Graphic printing applications include postcards, calendars, greeting cards, book covers and report covers. In addition, the mill produces bleached liner board for high-quality packaging and display applications. The paperboard group's major market is in the U.S. with the balance split between Canada and offshore markets.

The focus of the Paper Group is the North American market which accounted for 98% of sales in fiscal 2005, with the U.S. representing 87% of such sales. For fiscal 2005, the Paper Group represented 26% of consolidated sales.

Fibre Supply

The Paper Group receives approximately one-third of its virgin fibre requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The paper mills consumed 1.0 million tonnes of wood chips and round wood in the last fiscal year. All of the wood fibre required by the St. Francisville facility is purchased from industrial and privately owned land.

The pulp group provides the high yield pulp and a portion of the NBSK pulp required by the Temiscaming paperboard operation. Other purchases of kraft pulp are made on the open market.

The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their consumption of ONP and OMG was 92,800 tonnes in the last fiscal year. ONP and OMG are purchased from various merchants and collection groups.

4.2 ENVIRONMENTAL AND SOCIAL POLICIES

Tembec shares with the community important responsibilities towards the environment in which we live and work. The Corporation supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life.

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Environmental Management

Tembec maintains two Environmental Management Programs ("EMPs") Forever Green® and Impact Zero® targeting the forestry and manufacturing sectors. The objectives of the EMPs are to (i) maintain compliance with Tembec's corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, (iv) obtain appropriate certification (v) and continually improve environmental performance.

Pulp and Paper

Impact Zero® provides for the development of environmental objectives, targets and action plans that are based on specific performance criteria. It also includes the implementation and maintenance of an environmental management system ("EMS"), in compliance with the ISO 14001-1996 standards.

Impact Zero® objectives and targets are established in six key areas at each Tembec manufacturing site. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. All but one of Tembec's pulp and paper operations are currently certified to the ISO-14001 standard. The Chetwynd plant, a zero-effluent mill, is expected to obtain its certification by the end of 2006.

As part of Impact Zero®, Tembec has implemented the Environmental Profile Data Sheet ("EPDS ") system which applies to all Tembec pulp and paper products. The EPDS is a labeling program. It is designed to assist customers in making informed choices based on the actual environmental attributes of the pulp and paper products they are purchasing. With the exception of products from recently acquired mills, the EPDS form has been completed for Tembec pulp and paper products and verified by an independent auditor.

Environmental Infractions

Recently, Tembec reached a settlement with the Government of Quebec regarding a total of 36 charges related to exceedences of allowable limits for effluent from the Temiscaming Complex in Temiscaming, Quebec which occurred between January 2001 and February 2003.

The infractions occurred around the time the Corporation was reviewing options for additional capital expenditures focused on effluent treatment facilities and process modifications that would have a further positive environmental effect with the goal being to ensure that the Temiscaming Complex would meet the environmental standards. A capital plan providing for expenditures in excess of $50 million has almost been fully executed with completion and commissioning scheduled for early calendar 2006. These investments will ensure that, barring unforeseen events, the Temiscaming site operates in full compliance with all regulations.

Forest Resource Management

The Forever Green® Program includes the implementation and maintenance of an EMS, in compliance with the ISO 14001-1996 standards, which aims to promote environmental protection, sustainable forest management and conformance with the Tembec environmental policy for forest operations. Tembec has developed the "Forever Green® Guiding Principles" to direct forest managers in the establishment of environmental objectives and targets which are reviewed annually. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council ("FSC") standards.

Certification

The Corporation was awarded Forest Stewardship Council (FSC) certification in La Sarre, Québec as well as with respect to the Romeo Malette and Smooth Rock Falls Forests in northeastern Ontario in the past year. The La Sarre operation is

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the first public forest in Québec to be awarded certification under the rigorous Forest Stewardship Council Standards for Canadian boreal forests. These certifications, when added to previously certified forests, bring the total area of FSC certified forest under license to Tembec to 5.4 million hectares. As of September 2005, an additional 4 million hectares of forest have been audited of which one million hectares are scheduled to be certified prior to the end of the 2005 calendar year.

In keeping with its philosophy to promote environmental protection, Tembec entered into an agreement in December 2004 with Nature Conservancy of Canada ("NCC ) to protect over 400 square kilometers (99,366 acres) of important wildlife habitat in southeastern British Columbia. It is the largest agreement of its kind ever negotiated by NCC, and one of the biggest private conservation agreements in North American history. The agreement commits Tembec to a 10-year no-development moratorium on 370 square kilometers (91,405 acres) of its land.

The Rain Forest Alliance, a leading international conservation organization, recognized Tembec as a corporate sustainable standards setter to highlight its significant contribution to environmental conservation and sustainability.

First Nations Policy

In protecting and enhancing the resources in its care, Tembec is also cognisant of and recognizes its presence in territories to which aboriginal people have interests. The Corporation has adopted a First Nations policy, the purpose of which is to build relationships with Aboriginal People located in the vicinity of the Corporation's operations. The Tembec policy covers areas such as capacity building, employment opportunities, information-sharing, business relations and forest certification.

In British Columbia, Tembec has agreements in place with the Ktunaxa Nation Tribal Council representing 5 communities and 3 communities in northeastern BC. Tembec has entered into the agreements to promote a positive long-term working relationship between the parties, and to identify the means to accommodate community interests.

In August 2005, Tembec entered into an agreement with Missanabie Cree First Nation and the Ontario Ministry of Natural Resources to recognize the interest of the community in participating in forest management activities, creation of economic opportunities and consultation initiatives. Similar agreements are in place with three other Ontario First Nations communities.

In Quebec, Tembec has agreements in place with four First Nations communities. With Timiskaming First Nation an agreement is in place to accommodate the traditional activities of the community during forestry planning through the identification of areas of concern and development of measures to harmonize. Financial support to assist the community in engaging in resource management is also provided.

4.3 RESEARCH AND DEVELOPMENT

Tembec considers research and development ("R&D") essential to its growth and to its long-term ability to compete successfully on world markets. Tembec's mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of a minimum of 1% of sales in R&D each year. Some R&D is carried out with specialized research centres, Canadian and foreign universities and strategic equipment and technology suppliers. The R&D thrust is a crucial aspect of Tembec's activities, enabling Tembec to continue meeting its customers' ever-growing expectations and to develop new customer relationships. Research projects target environmentally sound forest operations, lower cost fibre transformation processes and new higher value-added product development.

Tembec's research and development expenditures exceeded $100 million in fiscal 2004.

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4.4 COMPETITION

The lumber, pulp and paper sectors are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec's lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, some of whom have greater financial resources and operate mills which may have lower production costs than the mills operated by Tembec.

4.5 RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this Form.

Product Prices

Tembec's financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, the Corporation is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec's products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in the future, decide to schedule market-related production downtime as a result. Any prolonged or severe market weakness for any of Tembec's principal products may adversely affect Tembec's revenues, results of operations, cash flow and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

Foreign Exchange

Revenues for most of Tembec's products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the Euro. The prices for many of Tembec's products, including those Tembec sells in Canada and Europe, are generally driven by US dollar reference prices. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the Euro reduces the amount of revenues Tembec realizes on its sales. In addition, since Tembec's business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange rates can significantly affect a unit's relative profitability when compared to competing manufacturing sites in other currency jurisdictions. This could result in a business unit's inability to maintain its operations during periods of low prices and/or demand.

Operational Risks

Tembec's manufacturing activities are subject to a number of risks, including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents Tembec's major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements grant timber tenure for

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terms varying from 5 to 25 years and are generally subject to regular renewals every 5 years. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec's existing Crown tenures or Tembec's private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

There can also be no assurance that Tembec's agreements with provincial governments will continue to be renewed or extended by the provincial governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fibre and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec's business, financial condition and results of operations.

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec's business, financial condition and results of operations. The Mountain Pine Beetle continues to pose a significant threat to the lodge pole pine forest in the interior regions of British Columbia. While impacts in the southeastern region of the interior, where Tembec operates two sawmills, are less than in the central region, infestation levels continue to be significant in Tembec's operating areas. Lodge pole pine accounts for 55% of the total timber volume harvested in British Columbia and more than 65% of the total timber volume harvested by Tembec in the province. If the outbreak continues to spread, the potential implications for Tembec include reduced fibre supply availability, a change in lumber product mix, increased costs and a decrease in the quality of lumber produced.

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The majority of the energy purchased is in the form of electricity. Higher fossil fuel prices, mainly natural gas, impact on Tembec's energy costs. In 2002, the power market in the province of Ontario was deregulated. The impact of deregulation has meant more volatile production costs for Tembec's Ontario operations.

At many of Tembec's facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

The maintenance of a productive and efficient labour environment cannot be assured. Approximately 70% of Tembec's workforce is unionized. Collective agreements governing almost 52% of Tembec's unionized employees will be under negotiation in the next fiscal year. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of the existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

Tembec's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. Tembec incurs, and expects to continue to incur, significant capital and operating expenditures in order to comply with applicable environmental laws and regulations. Charges by the provincial regulator in connection with effluent discharges from the Temiscaming Complex have been recently settled. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec's business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec's available cash flow.

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The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec's various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec's business, financial condition and results of operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are run 24 hours a day seven days a week with target uptime in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can increase the quantity of products offered in the market and therefore have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions/Lumber Export Duties

Tembec's manufacturing operations are located primarily in Canada. However, a significant portion of Tembec's sales are conducted in international markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The imposition of duties by any country to which Tembec exports its products could have a material adverse effect on its business, financial condition and cash flow.

Financial Risks/Debt Service

There is no assurance that Tembec's business will generate sufficient cash flow from operations in the future to service Tembec's debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. Of the total long-term debt of $1.6 billion, 90% relates to US$ denominated high yield "Senior Notes". The annual interest coupon on the high yield debt ranges between 7.75% and 8.625%, generating an annual expense of US$100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Corporation will have the required funds to repay the principal due. The Corporation will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. In addition, Tembec's two principal bank credit facilities, aggregating CDN$ 350 million, are committed until 2008. There is no assurance that the renewal of the credit facilities or that additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms, the failure of which would materially adversely affect Tembec's financial position

The indentures covering Tembec's Senior Notes contain covenants that may limit management's ability to act in certain circumstances. This may place restrictions on Tembec's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the indentures governing Tembec's debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Growth Strategy/Acquisitions

Tembec has a publicly-stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec's operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses.

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ITEM 5 - DIVIDEND POLICY

The Corporation has not paid dividends on any of its Class A shares in the last three years. The indentures relating to the Corporation's Senior Notes (the "Indentures") prohibit it from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) Corporation is not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by Corporation after the date of the Indentures is less than the sum of (a) 50% of Tembec's cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by Corporation after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of Corporation. The Corporation is currently precluded from paying dividends based on the foregoing test.

ITEM 6 - GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The articles of the Corporation provide for five classes of shares: the Class A, B, C, D and E shares.

The Class A shares, of which there are an unlimited number authorized, provide for the right to vote at all meetings of shareholders and to receive dividends after dividends on Class B shares. They are subordinated to the Class B shares in their participation in the event of liquidation, dissolution, winding-up of the Corporation or other distribution of its assets.

The Class B shares, of which there are an unlimited number authorized, are issuable in series. There are currently two series of the Class B shares authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the Class A shares in the event of liquidation, dissolution, winding-up of the Corporation or other distribution of its assets.

The Series 2 Class B shares, of which there are 16,627,500 issued and an unlimited number authorized, are retractable at the option of the holder starting on June 26, 2011, at their issue price plus declared and unpaid dividends. They may be retracted at any time in the event of a change of control of the Corporation or if more than half of the assets of the Corporation are held by third-party interests residing outside of the province of Québec. They may also be redeemed by the Corporation at any time at their issue price plus any unpaid dividends. The right to receive dividends is set as a function of the amount of dividends paid on the Class A shares of the Corporation.

The Series 4 Class B shares, of which 9,103,710 are authorized and issued, can be redeemed at any time by the Corporation by the issuance of shares or payment in cash of an amount equal to their issue price and any declared and unpaid dividends. They are retractable starting after September 30, 2009. These shares carry a non-cumulative monthly dividend of $0.005 per share.

The Class C shares, of which there are an unlimited number authorized, are non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.

The Class D shares, of which there are an unlimited number authorized, are redeemable at the option of the Corporation and the holders at the fair market value of the consideration received by the Corporation upon issue of such shares. They are entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

The Class E shares, of which there are an unlimited number authorized, are redeemable at the option of the Corporation and the holders at the fair market value of the consideration received by the Corporation upon issue of such shares. They are entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

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6.2 RATINGS

The following credit rating agencies have assigned the following non-investment grade ratings to the Senior Notes issued by the Corporation:

Dominion Bond Rating Service Ltd.,
a division of the McGraw-Hill Companies Inc. ("DBRS"):	B (low)	(the seventh ranking category out of ten granted
by DBRS for long-term debt.)
Moody's Investors Service ("Moodys"):	B3	(the sixth ranking category out of nine granted by
Moodys for long term debt.)
Standard & Poor's Rating Services ("S&P"):	CCC +	(the seventh ranking category out of ten granted
by S&P for long-term debt.)

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated B is defined as speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

Moody's credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lower quality of such securities rated. According to the Moody's rating system, an obligation rated B is judged to be a speculative investment with a high credit risk. Moody applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Standard & Poor's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest qualities of such securities rated. According to the Standard & Poor's rating system, an obligation rated CCC is vulnerable to non-payment and is dependent upon favourable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories.

ITEM 7 - DIRECTORS AND OFFICERS

The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

7.1 INFORMATION CONCERNING DIRECTORS

The board of directors of the Corporation is composed of fourteen members. The Chairman of the Board and the majority of directors and members of Board committees are independent. Mr. Frank A. Dottori (the President and Chief Executive Officer of the Corporation) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy

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and Paperworkers Union of Canada) are the two board members who are considered to be related and inside directors. Set forth below is information pertaining to the directors of the Corporation based on data furnished by the directors.

NORMAN BETTS, New Brunswick (Canada). Mr. Betts is Associate Professor at the Faculty of Business Administration, University of New Brunswick. Mr. Betts serves as a director and audit committee Chair of Minacs Worldwide Inc, Tan Range Exploration Corporation and Slam Exploration Ltd. He also serves on the board and audit committee of the New Brunswick Power Corporation, as co-Chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees and is a director of The Nature Conservancy of Canada for the Atlantic region. He has been a director of the Corporation since January 2005 and serves as a member of its Audit and Human Resources committees.

CLAUDE BOIVIN, Quebec (Canada). Mr. Boivin is the former President and Chief Operating Officer of Hydro-Quebec and has been a director of the Corporation since 1999 and serves as a member of its Corporate Governance Committee. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperriçre & Verreault Inc. and of Boralex Power Income Fund.

JAMES E. BRUMM, New York (United States). Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation, an international trade, finance and investment company headquartered in Japan. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 – 2002 and is a director of Brunei LNG S.B. He is a member of the Boards of Visitors of Columbia University Law School and California State University, Fresno and a board member of Forest Trends, Sanctuary for Families and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden. Mr. Brumm has been a director of the Corporation since April 1999 and chairs its Corporate Governance Committee, as well as serves as a member of its Audit Committee.

FRAN¾OIS BUJON DE L'ESTANG, Paris (France). Mr. Bujon de l'Estang serves as Chairman of Citigroup France and is a member of Citigroup's International Advisory Board. He has enjoyed a distinguished public career where he has served his country by occupying several positions such as Senior Advisor for Diplomatic Affairs & Defense to the Prime Minister, Ambassador of France to Canada and to the United States of America. He is an Officer of the Order of the Legion of Honour and Officer of the National Order of Merit, and was elevated by the French Government to the rank of Ambassador of France. Mr. Bujon de l'Estang also serves as a director of Thales, S.A., of the French Space Agency (Centre National d'Études Spatiales), of the Institut français des relations internationales (IFRI) and of the International Advisory Board of Total S.A. He is also Vice-Chairman of the French-American Foundation, New York, and of the Atlantic Partnership. Mr. Bujon de l'Estang has been a director of the Corporation since January 2005 and serves as a member of its Human Resources Committee.

GILLES CHEVALIER, Québec (Canada). Mr. Chevalier was, until July 2005, a Professor of auditing at HEC, the Business School at University of Montreal. Mr. Chevalier also acts as a consultant to the Canadian Public Accountability Board, an organization that oversees auditors of reporting issuers in Canada. He retired as a Senior Partner at Samson Bélair/Deloitte & Touche LLP in 2002, and was President of the Order of Chartered Accountants of Québec in 1987. Mr. Chevalier was appointed to the board of directors of the Corporation in July 2005 and serves as a member of its Audit Committee.

FRANK A. DOTTORI, O.C., Quebec (Canada). Mr. Dottori, is the President and Chief Executive Officer of the Corporation, has been a director of the Corporation since 1995 and serves as a member of its Environmental and Health & Safety Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada, and co-chair of the Free Trade Lumber Council. He is also a director of Saputo Inc., Bell Nordiq Group Inc. and the Canadian Forest Innovation Council.

GUY G. DUFRESNE, Québec (Canada). Mr. Dufresne is President and CEO of La Compagnie Miniçre Québec Cartier, a producer of iron ore products. Mr. Dufresne is Chairman of the board of directors of Cambior Inc. and serves on its audit, corporate governance and human resources committees. He is also Chairman of the Conseil du Patronat du Québec and serves as a director of the Royal & Sun Alliance Insurance Company of Canada. Mr. Dufresne is also Chairman of the

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Chamber of Maritime Commerce. Mr. Dufresne has been a director of the Corporation since January 2005 and serves as a member of its Human Resources and Environmental and Health & Safety committees.

PIERRE GOYETTE, Quebec (Canada). Mr. Goyette has been a director of the Corporation since 1999 and chairs its Audit Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc.

PETER S. JANSON, Ontario (Canada). Mr. Janson is the former Chief Executive Officer of AMEC Inc. and of ABB Inc. USA. He currently serves as a director of ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation and is Vice-Chair of the Royal Ontario Museum. Mr. Janson was appointed to the board of directors of the Corporation in July 2004 and serves as a member of its Corporate Governance committee and chairs its Environmental and Health & Safety committee.

GORDON S. LACKENBAUER, Alberta (Canada). Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns until December 2004 and is currently a director of TransAlta Corporation. Mr. Lackenbauer has been a director of the Corporation since 1999 and Chairman of the board of directors of the Corporation since January 20, 2005. Mr. Lackenbauer serves as a member of the Corporation's Corporate Governance and Human Resources committees.

MARY THERESA McLEOD, Ontario (Canada). Ms. McLeod is a part-time commissioner of the Ontario Securities Commission, member of its Audit and Adjudicative committees and a member of its board of directors. Ms. McLeod has held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. She is currently a director and member of the Audit Committee and of the Corporate Governance Committee of Wescast Industries Inc. Ms. McLeod has been a director of the Corporation since January 2003 and serves as a member of its Audit and Corporate Governance committees.

The Hon. ROBERT K. RAE, P.C., O.C., Q.C., Ontario (Canada). Mr. Rae is a partner of the law firm Goodmans LLP. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One Inc., Husky Injection Moulding Systems Limited, Niigon Technologies Ltd. and Retrocom Mid-Market Real Estate Investment Trust. He is a director of a number of non-profit organizations, including the Canadian Ditchley Foundation and the Pierre Elliott Trudeau Foundation. Mr. Rae is Chairman of the Institute for Research in Public Policy and a fellow of the Forum of Federations. Mr. Rae has been a director of the Corporation since 1999, chairs its Human Resources Committee and serves as a member of its Corporate Governance Committee.

LUC ROSSIGNOL, Québec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Corporation in January 2000. He serves as a member of the Corporation's Environmental and Health & Safety Committee.

FRAN¾OIS TREMBLAY, Québec (Canada). Mr. Tremblay is a partner of the law firm Cain Lamarre Casgrain Wells and has been a director of the Corporation since 1999. He serves as a member of its Environmental and Health & Safety Committee.

The following tables summarize for each of the directors the number of board and committee meetings they attended since September 25, 2004.

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Director	Board Meetings	Committee Meetings

Norman M. Betts (1)	9 of 9	7 of 8
Claude Boivin	13 of 13	10 of 10
James E. Brumm	12 of 13	16 of 17
François Bujon de L'Estang (1)	7 of 9	2 of 3
Gilles Chevalier (2)	3 of 3	2 of 2
Frank A. Dottori	13 of 13	5 of 5
Guy G. Dufresne (1)	9 of 9	5 of 5
Pierre Goyette	11 of 13	9 of 10
Peter Janson	12 of 13	10 of 13
Gordon S. Lackenbauer	12 of 13	12 of 13
Mary Theresa McLeod	13 of 13	9 of 12
The Hon. Robert K. Rae, P.C	11 of 13	12 of 13
Luc Rossignol	13 of 13	2 of 2
François Tremblay	13 of 13	5 of 5
___________
(1) Became a director in January 2005.
(2) Became a director in July 2005.

Meeting Type		Totals

Board	.	13
Audit	.	7
Corporate Governance	.	8
Human Resources	.	5
Environmental and Health & Safety Committee	.	5

Total number of meetings held	.	38

7.1.1 Other Directorships

The following directors of the Corporation also serve as directors of the reporting issuers (or equivalent) indicated beside their name:

  Norman M. Betts: Minacs Worldwide Inc., Tan Range Exploration Corporation and Slam Exploration Ltd.
  Claude Boivin: CGI Group Inc., Héroux-Devtek Inc., Groupe Laperriçre & Verreault Inc. and Boralex Power Income Fund.
  François Bujon de l'Estang: Thales, S.A.
  Frank A. Dottori: Saputo Inc. and Bell Nordiq Group Inc.
  Guy G. Dufresne: Cambior Inc.
  Peter S. Janson: ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation.
  Gordon S. Lackenbauer: TransAlta Corporation.
  Mary Theresa McLeod: Wescast Industries Inc.
  Robert K. Rae: Hydro One Inc., Husky Injection Moulding Systems Limited and Retrocom Mid-Market Real Estate Investment Trust.
  François Tremblay: TechCana Inc.
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7.1.2 Independence

The Corporation considers that all directors, except Messrs. Dottori and Rossignol, qualify as independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 – Audit Committees. Messrs. Rae and Tremblay are partners of law firms that provide occasional legal services to the Corporation, the fees for which are not material to the Corporation. The board of directors has determined that the services provided do not cause these directors to have a "direct or indirect material relationship" with the Corporation for the purposes of National Instrument 58-101, and therefore these directors are considered independent. Mr. Frank A. Dottori, President and Chief Executive Officer of the Corporation and Luc Rossignol, an employee of the Corporation and the President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), are not considered independent.

7.1.3 Mandate of the Board

The Corporation's board of directors and management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Corporate Governance Policy of the Corporation (the "Policy") adopted by the board of directors defines the functions and the mandate of the board of directors in respect of corporate governance. The formal written mandate which describes the principal functions of the board of directors may be found at www.tembec.com and is annexed hereto as Schedule "A". The mandate provides that the board will consider recommendations made by the officers of the Corporation who are responsible for the general day to day management of the Corporation and with respect to long term strategic, financial, organizational and related objectives. The mandate of the board also establishes a requirement that the board implement structures and procedures to ensure that it functions independently of management.

In accordance with its mandate, the board ensures that it excludes management from its meetings, from time to time, as appropriate. Although the board of directors did not, in the past fiscal year, schedule separate meetings to be held without certain members of management being present, it did conduct in camera sessions as part of each regularly scheduled meeting and regularly excluded management from parts of certain of the in-camera sessions. In addition to the President and Chief Executive Officer, the General Counsel and Secretary and the Chief Financial Officer of the Corporation were present at all regularly scheduled meetings of the board of directors. At the invitation of the board, certain members of senior management attend board meetings and provide reports to the board on the financial and operating performance of the various business groups of the Corporation.

The Chairman of the board of directors is appointed by the full board and may not be a member of management. The Chairman of the board, Gordon Lackenbauer, was chosen by the full board, is an independent director and serves as board leader. The board has developed a written position description for the Chairman of the board. The Chairman's role is to be primarily responsible for the proper functioning of the board, for its balance of membership subject to shareholder's approval, for ensuring that all relevant issues are on the agenda, and for ensuring that all directors are enabled and encouraged to play their full part in its activities. The Chairman must make certain that the directors receive timely, relevant information tailored to their needs, and that they make an effective contribution as board members in practice. The Chairman is responsible for ensuring that the board evaluates the performance of management objectively and that the board understands the boundaries between board and management responsibilities. The Chairman also ensures that the board is in full control of the Corporation's affairs and alert to its obligations to the shareholder.

The functions of the board include the review and approval of (a) annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee and, as applicable, the Corporate Governance Committee, (b) transactions out of the ordinary course of business, and (c) any capital expenditures or other financial commitments in excess of $2,500,000.

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7.1.4 Selection of Candidates to the Board of Directors, Orientation and Continuing Education

Pursuant to its mandate, the board of directors has developed a profile to define the skills and competence required from the members of the board. The profile is used to determine annually which additional skills and competence will be helpful to the board as well as to evaluate specific candidates submitted for consideration for board membership. The identification of candidates is the responsibility of the Corporate Governance Committee, which is guided by the profile developed by the board of directors. When recommending suitable candidates for nominees for election, the Corporate Governance Committee specifies which of the criteria established by the board form the basis of each recommendation. At least three directors must be or have been directly or indirectly involved in the development, operation or management of a forest products company. The majority of the board must be independent within the meaning of Multilateral Instrument 52-110 – Audit Committees and National Instrument 58-101. The mandate of the board of directors is currently being amended in order to reflect this requirement in light of the coming into force in 2005 of National Instrument 58-101.

The board, through its Corporate Governance Committee, is also responsible for providing prospective directors with sufficient information to permit them to fully understand the role of the board, the role of its committees, and the contribution that individual directors are expected to make, including the commitment of time and energy that the Corporation expects from directors, as well as the nature and operations of the Corporation's business. In this respect, the Corporate Governance Committee approves and implements an appropriate orientation and education program for new members of the board and a continuing education program for all board members. The Corporate Governance Committee has produced a directors manual which is used in the orientation program for new Directors. As part of the continuing education program, the Committee arranges presentations by experts on relevant topics, where appropriate. The board of directors also holds budget and strategy meetings and holds at least one board meeting yearly at an operating site in order to permit directors to familiarize themselves with the Corporation's operations and meet local management.

7.1.5 Assessments

Every year, a detailed questionnaire is addressed to each director, in his capacity as director and, as the case may be, as a member of one or more of the committees of the board of directors, aimed at obtaining their views on the effectiveness of the board and contribution of its members. The results of the questionnaires are compiled by the Corporate Secretary and those that are relevant to a particular committee are sent to its Chairman and to the Chairman of the board of directors, while the results dealing with the board itself are sent to the Chairman of the board only. The committee Chairmen and the Chairman of the board, at the meeting following the receipt of the results, share these with the members of the committee and of the board where any and all issues are discussed.

The Corporate Governance Committee reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The board of directors reviews annually the assessment of the board's and committees' performance and recommendations provided by the Corporate Governance Committee and evaluates its own effectiveness, the whole in accordance with the Corporation's corporate governance policy. The board of directors takes appropriate action based upon the results of the review process.

7.1.6 Committees of the Board of Directors

The board of directors has established four committees and delegated certain of its authority and responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the board. All committees of the board of directors are composed of a majority of independent directors.

The Corporation's Corporate Governance Policy includes a short description of the roles and responsibilities of the Chair of each of the board's standing committees. The Corporation is in the process of updating its Policy to expand the position descriptions. Each Chair must be an independent director and is primarily responsible for the proper functioning of his/her respective committee, for ensuring that all relevant issues are on the agenda, and for ensuring that all members

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are enabled and encouraged to play their full part in its activities. The Chair must make certain that the directors receive timely, relevant information tailored to their needs.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the Corporation's approach to board governance issues and its disclosure of same. The Corporate Governance Committee reviews and reports to the board annually on the size, composition, profile and compensation of the board of directors, recommends candidates for nominees for election or appointment as directors and evaluates and reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The Corporate Governance Committee also reviews, on an annual basis, the board/management relationship and recommends to the board structures and procedures to ensure that the board functions independently of management. The Corporation's Corporate Governance Committee has a written mandate which may be found at www.tembec.com.

Human Resources Committee

The Human Resources Committee is responsible for reviewing matters of remuneration for senior executive positions, including the Chief Executive Officer, and making recommendations to the board thereon. The Human Resources Committee is also responsible for reviewing and making recommendations to the board for the appointment of persons to senior executive positions, considering terms of employment, including succession planning, recommending awards under the Corporation's long-term and short-term incentive plans, employee profit sharing plans and for certain matters relating to the design and funding of the Corporation's pension plans. It assumes the role of administrator for the corporate-sponsored registered pension plans supervising the administration of the retirement plans and monitoring the investment performance of the trust funds for the Corporation's retirement plans as well as compliance with applicable legislation and investment policies. The Human Resources Committee annually reviews and approves the remuneration of corporate officers and the remuneration of all other employees on an aggregate basis. The Corporation's Human Resources Committee has a written mandate which may be found at www.tembec.com.

Environmental and Health & Safety Committee

The Environmental and Health & Safety Committee is responsible for reviewing and making recommendations and reports to the board of directors relating to the policies, standards, practices and programs of the Corporation on matters relating to the environment. The Environmental and Health & Safety Committee is also responsible for reviewing the adequacy of the occupational health and safety policies and assessing the performance of the Corporation under such programs. Where appropriate, the Environmental and Health & Safety Committee reports or makes recommendations on significant issues to the board of directors. The Environmental and Health & Safety Committee's responsibilities include: (a) reviewing the Corporation's occupational health and safety policies; (b) reviewing compliance reports and the plan and timetable to correct deficiencies; (c) monitoring the Corporation's performance in relation to applicable occupational health and safety legislation and standards; and (d) reviewing and reporting to the board of directors on the appropriateness of the policy guidelines and on the state of readiness to respond to crisis situations. The Environmental and Health & Safety Committee has a written mandate which may be found at www.tembec.com.

Audit Committee

The Corporation has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), James E. Brumm, Norman M. Betts, Gilles Chevalier and Ms. Mary Theresa McLeod. All the members of the Audit Committee are considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees with Mr. Goyette, Mr. Betts and Mr. Chevalier possessing the professional designation of Chartered Accountant and considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

The mandate of the Audit Committee is to assist the board of directors of the Corporation in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of

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financial risks, the audit process and the Corporation's process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the board of directors, management and internal and external auditors. The charter of the Audit Committee is attached hereto as Schedule "B" and is also posted at www.tembec.com.

The Audit Committee meets on a regular basis with the financial officers of the Corporation and the independent auditors to review and inquire into: (a) matters affecting financial reporting; (b) the system of internal accounting and financial controls and procedures; (c) independence of the external auditors; (d) the audit procedures and audit plans; and (e) the financial and business risks or exposures of the Corporation and the steps that management has taken to control such risks. It also recommends, to the board of directors, the external auditors to be appointed and their remuneration.

The Audit Committee reviews and recommends to the board, for approval: (a) the financial statements in the annual report; (b) the audited annual financial statements and the management discussion and analysis contained therein; (c) prospectuses and other offering memoranda; and (d) financial statements and other documents required by regulatory authorities. The Audit Committee also reviews the Corporation's process for monitoring compliance with laws and regulations and its own corporate policies. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the board of directors annually.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Corporation to prepare its annual and interim financial statements.

Name of Audit
Committee Member	Relevant Education and Experience
Pierre Goyette

Mr. Goyette is a Chartered Accountant. He has been Chief Financial Officer of a large pulp and paper Corporation and Chief Executive Officer of a savings bank. He has chaired 15 audit committees (including Tembec).

Gilles Chevalier

Mr. Chevalier is a Fellow Chartered Accountant and holds a PhD degree in accountancy from the University of Illinois. He has been a Professor in auditing at Laval University and the University of Montreal. He was made a Fellow of the Quebec Order of Chartered Accountants in 1986 and was president of the Order of Chartered Accountants of Québec in 1987. He was a senior partner with Deloitte Touche until 2002. Mr. Chevalier presently chairs the audit committees of two foundations.

Norman M. Betts

Mr. Betts is a Fellow Chartered Accountant and holds a Ph.D. in Management with a concentration in accounting and finance. He is an Associate Professor in the Faculty of Business Administration at the University of New Brunswick. Mr. Betts also serves as director and chair of the audit committee member of Minacs Worldwide Inc., Tan Range Exploration Corporation and Slam Exploration Ltd. and is a director and audit committee member of New Brunswick Power Corporation.

James E. Brumm	Mr. Brumm, as Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, has acquired financial experience and is familiar with financial statements.

Mary Theresa McLeod

Ms. McLeod is a Chartered Financial Analyst and earned her MBA from the University of Western Ontario. She held senior positions with major investment banks. Ms. McLeod sits on the Audit Committee of the Ontario Securities Commission and of Wescast Industries Inc.

7.2 COMPENSATION OF DIRECTORS

The Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to the board where appropriate. The board considers and approves the adequacy and

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form of the compensation of directors upon recommendation of the Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director. For the purpose of conducting its annual review of directors' compensation, the Corporate Governance Committee refers to a report provided by Towers Perrin and other information regarding compensation practices in the forest products industry. Towers Perrin also provides reports to the Human Resources Committee on pension-related matters.

Only directors who are not full-time executives of the Corporation receive compensation for acting as members of the board of directors of the Corporation and as members of board committees. Directors are paid an annual fee of $25,000 plus $1,500 per meeting attended. Meetings scheduled to be held via telephone conference are remunerated on the basis of $1,000 per meeting. The Chairman of the board is paid an annual fee of $75,000.

Non-chair members of the Corporate Governance and Audit committees are paid an annual retainer fee of $5,000 and non-chair members of the Human Resources and Environmental committees are paid annual retainers of $3,000 and meeting fees of $1,500. Committee Chairs for the Corporate Governance and Audit committees are paid an annual fee of $7,500 and $5,000 is paid to the Chair for the other committees.

Directors may, twice-yearly, elect to subscribe to common shares of Tembec Inc. ("Shares") up to an amount equal to their retainer and attendance fees. In January and July of each year, directors are awarded options to purchase that number of shares equal to their semi-annual retainer and attendance fees divided by the market price of the shares multiplied by two which vest according to a vesting schedule. Directors who elect not to subscribe for the full amount of their semi-annual retainer and attendance fees will lose a pro rata portion of the options granted.

7.3 LIABILITY PROTECTION FOR DIRECTORS AND OFFICERS

Tembec has entered into indemnification agreements with each of its directors. It also maintains directors' and officers' liability insurance which provides coverage against claims made against them during their term of office. The aggregate protection under the policy is for an amount of $50 million with no deductible for non-indemnifiable losses and a deductible of $250,000 for all other claims.

7.4 CODE OF ETHICS

The Corporation has adopted a written Code of Ethics and Business Conduct which provides guidelines to ensure that all directors, officers and employees of the Corporation and its subsidiaries and all consultants, suppliers and other persons working on behalf of the Corporation respect its commitment to conduct business relationships with respect, openness and integrity. The Corporation believes that its success is possible because of its values, which include integrity, accountability, trust, transparency, and teamwork. The Corporation is committed to conducting its business in compliance with applicable laws, statutes and regulations and expects its employees, directors, consultants, suppliers and other individuals working with or on behalf of the Corporation to do likewise. In addition, business dealings among employees and by employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on the highest ethical standards.

The board monitors compliance with the Corporation's Code of Ethics and Business Conduct and is responsible for granting any waivers from compliance. Compliance with the Corporation's Code of Ethics and Business Conduct is also reviewed by the Audit Committee as part of the Corporation's internal audit process. Employees of the Corporation are requested to provide a written acknowledgement confirming that they have received a copy of the Code of Ethics and Business Conduct and that they will comply with it. In addition, the Code of Ethics and Business Conduct provides a procedure for individuals working with the Corporation to confidentially communicate concerns or complaints to the Corporation, including to the Chairman of the Audit Committee, where appropriate. The Corporation has not filed any material change report that pertains to a conduct of a director or officer that constitutes a departure from the Code of Ethics and Business Conduct since the beginning of its most recently completed financial year. The Corporation's written Code of Ethics and Business Conduct is available at www.tembec.com and at www.sedar.com.

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ITEM 8 - EXECUTIVE AND OTHER COMPENSATION

The Human Resources Committee oversees the application of the policies, plans and compensation for all employees. The Corporation's general philosophy is to pay for performance at all levels of the Corporation.

Compensation — Unionized Employees

The majority of Tembec's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Corporation encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and Tembec's Profit Sharing Plan. The Corporation also provides an opportunity to employees to become shareholders via its Employee Stock Purchase Plan.

Compensation — Non-Unionized/Management Employees and Executives

The majority of Tembec's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Short-Term Incentive Plan.

Executives and key employees may also participate in the Corporation's Long-Term Incentive Plan. This plan is geared to reward employees if Tembec's relative financial performance exceeds the performance of a group of predetermined forest products industry companies. Members of the board of directors are also eligible to participate in the Long-Term Incentive Plan but are not eligible for participating awards, participating bonuses or the Long-Term Bonus (see "Long-Term Incentive Plan" below).

In establishing the compensation of senior executives, the Committee refers to the average compensation levels from Hay Group Limited's All Industrial market. This market covers most sectors of the economy with the exception of All Financial Organizations, Governments (at all levels), Government Agencies, Health and Education Institutions and Not-for-Profit Organizations and is felt to be the most representative for the Corporation's activities. As of May 2005, this survey included 324 organizations.

Base Salary

The base salary midpoint is set at 95% of the applicable All Industrial Average (AIA) for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in Tembec. Salary scales vary from 80% to 120% of the above mid-point. The salary of employees who do not qualify under the Corporation's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

In establishing the compensation of senior executive positions, the Committee refers to the AIA data provided by Hay Group Limited (the "Hay Group"), which is considered to be the most representative for Tembec's activities and which surveys a total of 382 companies.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan is aimed at enabling employees to acquire an ownership interest in Tembec Inc., the parent company of the Corporation, and to participate in its future growth. Employees can purchase Shares up to 10% of their base salary or wage. All contributions made by the employees to the Employee Stock Purchase Plan shall constitute a trust fund which shall be held by a trustee. The trustee is responsible for purchasing shares on the market. Under certain conditions and if the shares are held for a minimum period of twelve months, participating employees will receive a bonus in shares bought on their behalf by the trustee on the open market equal to 25% of their total contributions.

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Short-Term Incentive Plan

The Short-Term Incentive Plan (STIP) is designed to relate a portion of the individual's compensation to the Corporation's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. A bonus target established for each position is expressed as a percentage of Salary Midpoint (AIA) and varies according to the position of the individual, with the target being 70% of Salary Midpoint for the Chief Executive Officer and senior executives and ranging down to 15% of Salary Midpoint for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 100% of the target. For outstanding performance, an employee could attain a maximum potential of 200% of his target. The objectives and achievements for senior executives under the STIP are reviewed by the Human Resources Committee on an annual basis. Members of the board participate in the Corporation's annual strategic planning meeting where corporate objectives to be used under this plan are set.

Ad Hoc Bonus Program

An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and senior executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage Tembec's entrepreneurial spirit.

Long-Term Incentive Plan

The Long-Term Incentive Plan (LTIP) is designed to:

1. align the interests of key employees with those of shareholders of Tembec Inc. by participation in a stock purchase program and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis;

2. reward key employees if the Corporation's relative performance is superior to its competition; and

3. retain key employees.

Under the stock purchase program, participants in the LTIP are granted an annual entitlement to purchase Shares, without any financial assistance from the Corporation, determined by multiplying the individual's base salary by a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee is awarded options to purchase that number of Shares which is equal to the entitlement divided by the market price of the Shares multiplied by two. The Committee may award additional options. An option granted under the LTIP expires no later than ten years after the date on which the option was granted. An option becomes vested and may be exercised after 24 months following the date of grant for up to 40% of the number of Shares to which the participant is entitled, after 36 months following the date of grant, up to another 20% of the number of Shares to which the participant is entitled, after 48 months following the date of grant, up to another 20% of the number of Shares to which the participant is entitled and, after 60 months following the date of grant, up to the last 20% of the number of Shares to which the participant is entitled. If an optionholder retires at normal age, the holder's options vest immediately and may be exercised within five years. If an optionholder retires earlier than normal retirement age, all of the holder's vested options may be exercised within five years and all of the holder's unvested options, at the discretion of the Committee, vest immediately and may be exercised within five years. In case of a change of control of Tembec Inc. leading to termination of an optionholder's employment, such holder's options will vest immediately and may be exercised within five years.

Options are exercisable at a price per share equal to the weighted average closing price of the Shares on the Toronto Stock Exchange (the "TSX") during the five trading days preceding the date of the option grant.

As of December 5, 2005, the total number of Shares which may be issued pursuant to the exercise of options granted under the LTIP is 5,159,966, or approximately 6.0% of the issued and outstanding Shares. 4,740,094 options to purchase

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4,740,094 Shares representing approximately 5.5% of the issued and outstanding Shares are outstanding under the LTIP and predecessor plans as of December 5, 2005.

Any options will terminate (i) immediately upon the termination of the optionee's employment when the employment is terminated for cause, (ii) 90 days after the date of the termination of the optionee's employment due to his or her resignation and (iii) 180 days after the date of the optionee's death, during which period the options may be exercised only by the optionee's legal personal representatives and only to the extent the optionee would have been entitled to exercise the options at the time of his or her death.

Key employees who commit to purchase shares under an annual entitlement will receive a participating award and a participating bonus and will be eligible to receive a Long-Term Bonus based on the Corporation's performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period (the "Cycle") and based on the number of Shares committed in the subscription. The participating award is equal to 25% of the subscription amount committed to by the key employee and will be used by the trustee to purchase Shares under the stock purchase program on behalf of the key employee. The participating bonus is a cash bonus paid to the key employee equal to 25% of the subscription amount committed to by the key employee.

The Long-Term Bonus is designed to reward key employees if the Corporation outperforms a designated sample of its peers over three four-year cycles:

Cycle 1: from the beginning of the fiscal year in which a commitment to a subscription was made to four years thereafter;

Cycle 2: from the beginning of the second fiscal year to five years after the fiscal year in which a commitment to a subscription was made; and

Cycle 3: from the beginning of the third fiscal year to six years after the fiscal year in which a commitment to a subscription was made.

A third of the Long-Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Corporation's relative average ROCE performance against the above pre-selected group of peers.

The bonus hurdles are as follows:

<50	percentile	0% of bonus applicable
50-74	percentile	50% of bonus applicable
75-89	percentile	75% of bonus applicable
90-100	percentile	100% of bonus applicable

The Long-Term Bonus is equivalent to the participant's investment in Shares purchased pursuant to the stock purchase program (on an after-tax basis) under the Long-Term Incentive Plan, provided that the Shares are held at the end of the Cycle. The Committee may change the components of the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

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Shares under the stock purchase program are purchased by a trustee on behalf of key employees on the market. Key employees who fail to subscribe for the full amount of an annual entitlement will lose a pro-rata portion of the options granted and of the Long-Term Bonus.

The rights of a participant pursuant to the provisions of the LTIP are non-assignable.

The board of directors of the Corporation may, subject to approval of the TSX, amend or terminate the LTIP at any time but, in such event, the rights of employees will be preserved and maintained. The terms of the LTIP do not require that shareholder approval be obtained in order for the LTIP to be amended.

With the enactment of the Sarbanes-Oxley legislation, the board of directors amended the LTIP to (i) introduce the stock purchase program described above, (ii) eliminate any financial assistance to employees, (iii) eliminate the grant of rights, and (iv) consolidate the shares previously reserved for issuance pursuant to the exercise of rights and options.

The following table describes the Long-Term Incentive Awards made to each of the Named Executive Officers (as defined under Executive Compensation below) during the financial year ended September 24, 2005:

	Securities,	Performance or
Name and	Units or Other Rights	Other(1) Period Until
Principal Position	(#)	Maturation or Payout

Frank A. Dottori	265,791 options	10 years
President and Chief
Executive Officer

Terrence P. Kavanagh	146,492 options	10 years
Executive Vice-President,
Chief Operating Officer

Michel Dumas	95,030 options	10 years
Executive Vice-President,
Finance and Chief
Financial Officer

James Lopez	88,598 options	10 years
Executive Vice-President,
President Forest Products Group

Mel Zangwill
Senior Vice-President, President
Paperboard Group

___________________
(1) See description of the LTIP above.

CEO Compensation

The total annual cash compensation package of the Chief Executive Officer consists of the two following elements: the annual base salary and a target bonus of 70% of the Hay Midpoint which is based on the anticipated level of performance of the Corporation. The practice of the Committee when establishing the amount for each element of the compensation is to align them to the median of a pertinent reference market. The median of a pertinent reference market, reported by the Hay Group, is based on an analysis of compensation practices for positions similar to that of Mr. Dottori, performed in a selected group of 29 organizations found in the Canadian industrial sector. This approach is considered to be the most appropriate based on the Corporation's size and activities.

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Mr. Frank A. Dottori currently receives an annual base salary of $965,000 as President and Chief Executive Officer of the Corporation. Mr. Dottori's annual base salary was determined as described above and represents 0.94 of industry midpoint. Effective January 26, 2006, Mr. Dottori will retire as Chief Executive Officer and Mr. James Lopez will become the Corporation's new Chief Executive Officer on January 27, 2006.

The Short-Term Incentive Plan provides a target bonus for the CEO position of 70% of salary midpoint for the position with a maximum potential of 140% for outstanding performance. The Human Resources Committee awarded Mr. Dottori an incentive bonus of $502,066 following an evaluation against the following objectives:

- Corporation financial performance:	1.25%	on	50%
- Individual performance:	10%	on	25%
- Discretionary:	25%	on	25%
	36.25%	on	100%

Mr. Dottori's total compensation package of $1,467,066 for fiscal 2005 places him below the average of $1,758,329 for Total Cash Compensation design, based on 29 sample organizations found in the Hay Group analysis.

The Human Resources Committee has also decided to award Mr. Dottori a special ad hoc bonus of $85,000 to recognize his leadership and his efforts in defending the Corporation's and the industry's interests in the softwood lumber dispute with the United States of America.

The Chief Executive Officer of the Corporation is required to own a minimum amount of Shares of the Corporation equivalent to 50% of his or her base salary or to acquire such amount of Shares within two years after he or she has been appointed as CEO. Mr. Dottori owns directly or indirectly approximately 240% of his base salary in Shares.

The above report is submitted by the Human Resources Committee which is composed of the following members:

ROBERT K. RAE NORMAN M. BETTS FRAN¾OIS BUJON DE L'ESTANG GUY G. DUFRESNE GORDON S. LACKENBAUER

Executive Compensation

The following summary compensation table shows certain compensation components earned under the above programs by the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of the Corporation ("Named Executive Officers") for services rendered during the financial years ended September 24, 2005, September 25, 2004 and September 27, 2003. This information includes the dollar value of base salaries and bonus awards, the number of shares covered by options and certain other compensation.

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SUMMARY COMPENSATION TABLE

					Long-Term Compensation
					Awards		Payouts
					Securities	Shares or Units
				Other annual	Under Options	Subject to Resale	LTIP(2)	All Other
		Salary	Bonus	Compensation	Granted	Conditions	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)(3)(4)

Frank A. Dottori	2005	948,750	587,066	65,030	265,791	—	225,000	42,000(5)
President and Chief	2004	885,000	322,387	77,811	107,889	—	210,000	27,000
Executive Officer	2003	840,000	321,422	98,978	38,950	—	105,000	27,000

Terrence P. Kavanagh	2005	500,000	187,525	17,077	146,492	—	113,750	6,000
Executive Vice-President,	2004	487,500	179,779	16,855	28,899	—	56,250	6,000
Chief Operating Officer	2003	425,000	219,273	21,981	20,800	—	56,250	6,000

Michel Dumas	2005	365,000	127,388	7,987	95,030	—	43,750	6,000
Executive Vice-President,	2004	350,000	154,786	7,452	22,477	—	43,750	13,500
Finance and Chief	2003	337,500	173,909	8,962	13,900	—	37,500	13,500
Financial Officer

James Lopez	2005	337,500	127,140	5,389	88,598	—	37,500	6,000
Executive Vice-President,	2004	287,500	166,427	5,978	8,027	—	15,626	6,500
President Forest Products Group	2003	237,500	111,241	8,275	9,200	—	25,000	6,497

Mel Zangwill	2005	282,500	121,306	3,316	—	—	—	6,000
Senior Vice-President, President	2004	275,000	105,961	3,365	—	—	—	6,000
Paperboard Group	2003	268,750	110,868	3,977	11,500	—	31,250	6,000

_____________

(1)   Amounts shown in this column include the taxable benefit from loans by Tembec which were granted for relocation purposes and/or for the purchase of Shares and the benefit from the exercise of options and/or the sale of shares related to such options.

(2)  Amounts shown in this column include the participating award used by the trustee to purchase shares and the participating bonus in cash granted under the new LTIP for the year 2005. See "Compensation — Non-Unionized / Management Employees and Executives — Long-Term Incentive Plan".

(3)  Amounts shown in this column include the Corporation's contribution under the Employee Stock Purchase Plan. The executive officers of the Corporation participate in this plan on the same basis as all other employees of the Corporation. Under this plan, employees can purchase Shares of the Corporation up to 10% of their base salary or wage. The Corporation contributes 25% of the amount invested by the employee if the Shares are held for a minimum period of twelve months. Purchases of Shares under this plan occur on the open market.

(4)  Amounts shown in this column also include Tembec's contributions under the defined contribution pension plan which were for all the Named Executive Officers.

(5)  This amount represents the estimated taxable benefit to Mr. Dottori in relation to his use of a residence owned by the Corporation for the 2005 fiscal year.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of September 24, 2005 with respect to the LTIP.

	Number of securities to be	Weighted-average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance under
	outstanding options,	outstanding options,	equity compensation plans (excluding
Plan Category	warrants and rights	warrants and rights	securities reflected in the first column)

LTIP	4,129,253	$9.00	1,030,713

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table summarizes the option grants made to the Named Executive Officers during the financial year ended September 24, 2005.

				Market Value of
	Securities	% of Total		Securities
	Under	Options		Underlying Option
	Options	Granted to	Exercise or Base	on the Date of
	Granted	Employees in	Price	Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

Frank A. Dottori	115,791	6.8%	7.7726	7.7726	November 24, 2015
	150,000	8.9%	3.4600	3.4600	May 25, 2015
Terrence P. Kavanagh	48,246	2.8%	7.7726	7.7726	November 24, 2015
	48,246	2.8%	7.3500	7.3500	January 19, 2015
	50,000	3.0%	3.4600	3.4600	May 25, 2015
Michel Dumas	22,515	1.3%	7.7726	7.7726	November 24, 2015
	22,515	1.3%	7.3500	7.3500	January 19, 2015
	50,000	3.0%	3.4600	3.4600	May 25, 2015
James Lopez	19,299	1.1%	7.7726	7.7726	November 24, 2015
	19,299	1.1%	7.3500	7.3500	January 19, 2015
	50,000	3.0%	3.4600	3.4600	May 25, 2015
Mel Zangwill	-	-	-	-	-

The securities under options granted are Shares.

The options are granted under the LTIP.

The following table summarizes for each of the Named Executive Officers, the number of options exercised in the financial year ended September 24, 2005, the aggregate value realized upon exercise and the total number of unexercised options held at September 24, 2005. The value realized upon exercise is the difference between the market value of the Share on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between its exercise price and $2.38 per Share, which was the market value of the Share on September 24, 2005. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the Shares on the date of exercise.

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AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

					Value of Unexercised
	Securities		Unexercised Options		in-the-Money Options
	Acquired On	Aggregate Value	at FY-End		at FY-End
	Exercise	Realized	(#)		($)
	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Frank A. Dottori	0	0	474,780	431,850	0	0
Terrence P. Kavanagh	0	0	96,200	156,592	0	0
Michel Dumas	0	0	89,560	133,847	0	0
James Lopez	0	0	58,080	107,545	0	0
Mel Zangwill	0	0	121,800	11,700	0	0

Retirement Plans

Retirement Plans — Unionized Employees

The purpose of retirement plans is to provide an adequate income replacement upon retirement. Tembec provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to RRSP's, pursuant to the various labour agreements.

Retirement Plans — Management Employees and Executives

Tembec provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

For services prior to January 1, 2000, the basic plan for management employees and executives is a defined benefit plan which provides for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and bonus) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

For services after January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a contribution by Tembec of 6% of the employee's base salary and bonus. Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year GIC. A group RRSP is also available to allow employees to save additional amounts for their retirement.

Earnings under this plan are limited to $100,000 for executives participating in the Supplementary Pension Plan. The cap of $100,000 in the base plan for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

A Supplementary Pension Plan is in place for the executives who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, in excess of the base salary as defined in the basic plan above, multiplied by the years of credited service.

The following tables show the estimated annual benefits payable to participants under the retirement plans (base plan) and the Tembec Supplementary Pension Plan upon retirement after a certain number of credited years of service.

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PLAN TABLE

Remuneration				Years of Service(1)
($)	15	20	25	30	35

Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000
$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

___________

(1)  Under the Plans, the following Named Executive Officers have earned the following number of credited years of serviceon September 24, 2005.

The benefits listed in the table above are not subject to any deduction for social security or other offset amounts such as Canadian Pension Plan or Québec Pension Plan amounts.

	Supplementary Plan Years	Basic Plan Years

F.A. DOTTORI
	32.4	26.1
T.P. KAVANAGH
	31.2	25.4
M. DUMAS*
	20.1	14.3
J. LOPEZ
	15.8	10.0
M. ZANGWILL
	9.1	3.3

___________

* Mr. Dumas' service includes years with a subsidiary of the Corporation in a similar plan.

ITEM 9 - INDEBTEDNESS

The aggregate indebtedness to the Corporation as at November 18, 2005 of all executive officers, directors, employees and former executive officers, directors and employees entered into regarding the purchase of securities of the Corporation and all other indebtedness, excluding routine indebtedness (as defined under applicable securities laws), was $8,100,000. The table below represents the approximate aggregate indebtedness, excluding routine indebtedness, outstanding as at November 18, 2005 entered into in connection with a purchase of securities and all other indebtedness.

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AGGREGATE INDEBTEDNESS (millions $)

Purpose	To the Corporation or its Subsidiary	To Another Entity

Share Purchase	$5.6	N/A
Other	$2.5	N/A

The table below represents amounts outstanding on loans made prior to July 2002. Directors, executive officers and senior officers are no longer entitled to be granted loans in connection with the purchase of Shares.

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

		Largest		Financially
	Involvement	Amount	Amount	Assisted		Amount
	of	Outstanding	Outstanding as	Securities		Forgiven
	Corporation	During 2005	at November 18,	Purchases	Security for	During
Name and Principal	or	Fiscal Year	2005	During 2005	Indebtedness	2005 Fiscal
Position	Subsidiary	($)	($)	Fiscal Year	(# of Shares)	Year

Securities Purchase
Programs
FRANK A. DOTTORI	Lender	2,167,650.00	2,167,650.00	N/A	197,000	N/A
President and Chief
Executive Officer
MICHEL DUMAS	Lender	266,238.00	261,502.00	N/A	21,000	N/A
Executive Vice-President,
Finance
and Chief Financial Officer
CHARLES GAGNON	Lender	97,267.80	88,995.60	N/A	6,950	N/A
Vice-President, Corporate
Culture and Social
Responsibility
THOMAS GALE	Lender	42,120.00	42,120.00	N/A	4,000	N/A
Executive Vice-President,
President Chemical Group
TERRENCE P. KAVANAGH	Lender	357,175.00	350,071.00	N/A	28,150	N/A
Executive Vice-President,
Chief Operating Officer
JAMES LOPEZ	Lender	205,302.00	169,861.00	N/A	12,900	N/A
Executive Vice-President,
President Forest Products
Group
STEPHEN NORRIS	Lender	55,124.90	52,813.10	N/A	4,925	N/A
Treasurer
YVES OUELLET	Lender	88,361.00	86,286.00	N/A	7,450	N/A
Vice-President, Human
Resources
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		Largest		Financially
	Involvement	Amount	Amount	Assisted		Amount
	of	Outstanding	Outstanding as	Securities		Forgiven
	Corporation	During 2005	at November 18,	Purchases	Security for	During
Name and Principal	or	Fiscal Year	2005	During 2005	Indebtedness	2005 Fiscal
Position	Subsidiary	($)	($)	Fiscal Year	(# of Shares)	Year

Securities Purchase
Programs
MAHENDRA A. PATEL	Lender	123,837.00	89,580.00	N/A	6,750	N/A
Vice-President,
Engineering, Purchasing
and Logistics
JACQUES ROCHON	Lender	49,413.00	47,637.00	N/A	3,750	N/A
Vice-President, Information
Technology
JACQUES ROCRAY	Lender	101,162.52	94,260.60	N/A	7,450	N/A
Vice-President,
Environment and
Technology
JEAN-LOUIS TÉTRAULT	Lender	83,778.00	82,002.00	N/A	7,000	N/A
Vice-President,
Administration and Legal
Affairs
RICHARD TREMBLAY	Lender	111,446.00	61,370.00	N/A	5,175	N/A
Corporate Controller
MEL ZANGWILL	Lender	110,540.00	104,620.00	N/A	11,000	N/A
Senior Vice-President,
Paperboard Group

Other Programs
TERRENCE P. KAVANAGH	Lender	219,167.00	213,750.00	N/A	N/A	N/A
Executive Vice-President,
Chief Operating Officer
YVES OUELLET	Lender	2,749.00	1,666.00	N/A	N/A	N/A
Vice-President, Human
Resources
RICHARD TREMBLAY	Lender	2,581.00	279.00	N/A	N/A	N/A
Corporate Controller

The loans granted by Tembec to the persons named above to purchase Shares were made for a term of ten years bearing an interest rate determined by the Human Resources Committee. The loans granted by Tembec under other programs relate to home purchases. All loans were made prior to July 2002.

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9.1 INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Province of Residence
Non-director Officers	Office with the Corporation	and Country
Pierre Brien	Vice-President, Communications and Public Affairs	Québec, Canada
Michel Dumas	Executive Vice-President, Finance and Chief Financial Officer	Ontario, Canada
Charles Gagnon	Vice-President, Corporate Culture and Social Responsibility	Québec, Canada
Thomas Gale	Executive Vice-President, President Chemical Group	Québec, Canada
Antonio Fratianni	General Counsel and Secretary	Québec, Canada
Terrence P. Kavanagh	Executive Vice-President, Chief Operating Officer	Québec, Canada
Shawn Koshowski	Vice-President, Corporate Development	Ontario, Canada
James Lopez[1]	Executive Vice-President, President Forest Products	Ontario, Canada
Stephen J. Norris	Treasurer	Québec, Canada
Yves Ouellet	Vice-President, Human Resources	Québec, Canada
Mahendra Patel	Vice-President, Engineering, Purchasing and Logistics	Ontario, Canada
Jacques Rochon	Vice-President, Information Technology	Québec, Canada
Jacques Rocray	Vice-President, Environment and Technology	Québec, Canada
Dennis Rounsville[2]	Acting Executive Vice-President, President, Forest Products Group	B.C., Canada
Jean-Louis Tétrault	Vice-President, Administration and Legal Affairs	Québec, Canada
Richard Tremblay	Corporate Controller	Québec, Canada
John Valley	Executive Vice-President, Business Development and Corporate Affairs	Ontario, Canada
Mel Zangwill	Senior Vice-President, President Paperboard Group	Québec, Canada

During the past five years, each of the non-director officers of the Corporation have been engaged in their present principal occupations or in other executive capacities of the Corporation or with related or affiliated companies indicated opposite their name, except for Pierre Brien who, from October 1993 to February 2003, was a Member of Parliament for the riding of Temiscamingue, Antonio Fratianni who, from May 1999 to December 2004, was Senior Counsel with Royal Bank of Canada, and John Valley who from April 1994 to January 2001 acted as a Managing Director of Chase Manhattan Bank of Canada and from May 2001 to October 2005 acted as Managing Partner and Principal of the Biscayne Group and most recently also served as Chief Negotiator for the Province of Ontario in the softwood lumber dispute.

____________
1 Effective January 27, 2006, Mr. Lopez will be appointed President and Chief Executive Officer.
2 Effective January 27, 2006, Mr. Rounsville will be appointed Executive Vice-President, President, Forest Products Group.

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ITEM 10 - AUDITORS

The auditors of the Corporation are KPMG LLP.

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

	Year Ended	Year Ended
	September 25, 2004	September 24, 2005
KPMG
Audit Fees	$1,076,000	$1,100,000
Audit-Related Fees	239,000	335,000
Tax Fees	363,000	223,000
Other Fees	137,000	37,000
Total	$1,815,000	$1,695,000

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of Tembec's financial statements, including audit of the pension plans.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the diligent audit for the purposes of acquisition, expatriates fees and certain filings.

POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Corporation's Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, the Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees not in excess of $50,000. Any service approved by the Chairman is reported to the audit committee at its next meeting.

ITEM 11 - LEGAL PROCEEDINGS

11.1     COUNTERVAILING AND ANTIDUMPING DUTIES

On April 2, 2001, petitions for the imposition of punitive antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by certain U.S. industry and trade groups (the "Petitioners"). On May 22, 2002, USDOC published antidumping and countervailing duty orders in which the rates applicable to Tembec were set at 10.21 and 18.79% respectively on the basis of which it has since deposited estimates of duties payable.

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The results of an administrative review process for the first year of shipments under the orders were published on December 20, 2004. The antidumping results were subsequently amended on January 24, 2005 and the countervailing duty results on February 24, 2005. Those results changed the estimated deposit rates to 16.37% (countervailing duties) and 9.10% (antidumping duties). The results of an administrative review process for the second year of shipments under the orders were published on December 12, 2005. Those results changed the estimated deposit rates to 8.70% (countervailing duties) and 4.02% (antidumping duties).

The countervailing duty and anti-dumping orders were imposed on the basis of a USITC threat of injury finding which was reversed as a result of proceedings before a NAFTA panel. The United States launched an extraordinary challenge to the decision rendered by the NAFTA panel. The Extraordinary Challenge Committee ("ECC") upheld the NAFTA Panel's decision on August 10, 2005. The EEC decision normally would bring an end to these duties but the U.S. government refused to refund and continues to collect deposits of estimated duties in defiance of these NAFTA decisions. Tembec and other Canadian parties have sued the U.S. Government in the U.S. Court of International Trade ("CIT") seeking a court order mandating the revocation of the countervailing duty and anti-dumping orders and full refund of all deposits of estimated duties. The final amount and the effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the CIT case and, depending on its outcome, the administrative reviews.

11.2 GENERAL

Tembec is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employments and workers' compensation claims and other matters. The Corporation periodically reviews the status of these proceedings with both inside and outside counsel. The Corporation believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

ITEM 12 - MATERIAL CONTRACTS

The Corporation entered into a credit agreement dated March 24, 2005 with CIT Business Credit Canada Inc. providing for a $150 million revolving operating line of credit. This new facility is a three-year committed facility to March 2008, which is automatically extended for additional one year periods, unless notice is given by either party to the agreement and provides for floating rates of interest.

Spruce Falls Inc., a wholly owned subsidiary of Tembec, entered into a credit agreement dated June 29, 2005 with the Toronto-Dominion Bank and other institutional lenders providing for a three-year committed $200 million revolving operating line of credit with an initial 364-day revolving period ending June 2006, which is extendable annually and provides for floating rates of interest. The loans of individual lenders who decline to extend the 364-day facility are automatically converted to a two-year term.

The Corporation entered into three trust indentures dated respectively April 6, 1999, January 19, 2001 and March 13, 2002 with HSBC Bank USA which govern Senior Notes issued by it in an aggregate amount of US $1.2 billion. The Senior Notes are guaranteed by Tembec Inc., are unsecured but require compliance with certain covenants that could in certain circumstances restrict the ability of Tembec or its subsidiaries to incur additional indebtedness, to encumber or dispose of their assets, or to make certain payments or distributions.

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ITEM 13 - INTERESTS OF EXPERTS

KPMG LLP are the external auditors of the Corporation who prepared the Auditors' Report to the shareholder dated November 8, 2005, with respect to the consolidated annual financial statements of the Corporation for the year ended September 24, 2005 consisting of consolidated balance sheets and consolidated statement of operations, retained earnings and cash flows. As of November 8, 2005, the partners of KPMG LLP, as a group, did not own, directly or indirectly, any of the issued and outstanding shares of the Corporation.

ITEM 14 - ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Corporation's 2005 Annual Report.

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GLOSSARY

Biomass – Bark and residual wood waste used as fuel to operate cogeneration facilities or boilers.

Board feet – The plural of board foot; a board foot is calculated by multiplying 1" x 12" x 12" = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. The difference between gross size and net size is approximately 72%.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Cogeneration – Generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies.

EBITDA – Operating earnings (losses) before unusual items, interest, income taxes, depreciation and amortization and other non-operating income and expenses.

Effluent – outflowing waste discharge from a pulp and paper mill.

Hectare – 2.471 acres

ISO 14001 – is an independent third party certification that confirms that Tembec's internal Environmental Management system meets internationally accepted standards for protecting environmental values, and that the system is properly maintained and applied by Tembec.

Measurements

Tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

Mfbm – One thousand board feet measure (see board feet).

Msf (MMsf) – Measurement for panel products equal to a thousand (million) square feet, 1/16-inch thick.

NAFTA – The North American Free Trade Agreement.

Newsprint – A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp.

OSB – Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Pulp – the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning (de-inking) of waste paper. Pulp can be either in a wet or dry state. Types of pulp include

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

High yield pulp – pulp produced by a combined chemical, thermal and refining process.

Specialty cellulose pulp – chemical pulp produced by an acid cooking process which can be either ammonia, sodium or calcium based.

Sludge – Solid waste material produced in mill effluent treatment systems disposed of by burning or landfilling.

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Wood chips - Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

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SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

I.    OVERALL PURPOSE / OBJECTIVES

The Board of Directors (the "Board") is responsible for the overall stewardship of the Corporation. It operates by delegating certain of its authority and responsibilities to committees and management and reserving certain powers to itself. It will retain full effective control over the Corporation and will monitor senior management.

II.   COMPOSITION

The Board should be constituted of a majority of Unrelated Directors, at least three of whom shall be independent directors, as defined under applicable securities legislation, to comply with the independence requirement of the Corporation's Audit Committee. The Corporation expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Corporation's best interests.

The Board is responsible for evaluating its size and determining the appropriate number of directors for the Board.

The membership of the Board shall consist of at least three directors that are or have been directly or indirectly involved in the development, operation or management of a forest products Corporation. The membership of the Board will also include (i) at least one audit committee financial expert, as required in applicable U.S. securities laws, and (ii) a sufficient number of individuals who are Financially Literate, as defined in applicable securities legislation, to ensure that the members of the Audit Committee fulfill the requirements described at section V(8) hereof.

Normal retirement age is 70.

III.  MEETINGS

The Board will meet at least five times per year. It will ensure that it excludes management from its meetings, from time to time, as appropriate. The Board will implement structures and procedures to ensure that it functions independently of management. Minutes of all meetings of the Board shall be maintained.

IV.  INTERPRETATION

"Outside director" means a director who is not a member of management.

"Unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding;

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V.  RESPONSIBILITIES AND DUTIES

The principal functions of the Board are as follows:

Selection of Directors

(1) The Board is responsible for approving new nominees to the Board and for assessing directors based upon the recommendations of the Corporate Governance Committee.

(2) The Board will annually consider the skills and competencies of the members of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The Board will convey its findings to the Corporate Governance Committee to be used to identify specific candidates.

(3) The Board will ensure that prospective candidates for Board membership have received the appropriate information to permit them to fully understand the role of the Board and its committees and the contributions expected from individual directors.

(4) The Board will annually review the assessment of the Board's performance and recommendations provided by the Corporate Governance Committee and evaluate its own effectiveness, the whole in accordance with the Corporation's corporate governance policy. The Board will take appropriate action based upon the results of the review process.

Committees

(5) The Board shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

(6) The Board shall name members of committees after considering the recommendations of the Corporate Governance Committee as well as the skills and desires of individual Board members, all in accordance with the mandates of such committees approved by the Board.

(7) The Corporate Governance Committee and the Human Resources Committee should be composed of Outside Directors, a majority of whom are Unrelated Directors.

(8) The Audit Committee will be composed only of independent directors, as defined in applicable securities legislation. All members of the Audit Committee will be Financially Literate, as defined in applicable securities legislation and at least one member shall be an audit committee financial expert, as defined in applicable U.S. securities laws.

(9) The Environmental Committee will be composed of a majority of Outside, Unrelated Directors. All members of the Environmental Committee will be environmentally knowledgeable and at least one will have an engineering or scientific background.

(10) The Board will receive reports from each committee as to the work undertaken by the committee and, in each case, the committee's recommendations, if any, for change with respect to its responsibilities. The Board will evaluate and approve, if appropriate, such recommendations. The Board will also receive minutes of all committee meetings.

(11) The Board will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

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(12) The Board will annually appoint a member of each of its committees to act as Chairman of the committee.

Senior Management

(13) The Board will oversee management through an ongoing review process.

(14) The Board will appoint and determine the remuneration of the Chief Executive Officer and other senior executives of the Corporation, upon recommendation of the Human Resources Committee.

(15) The Board will, together with the Chief Executive Officer, and with the assistance of the Human Resources Committee, develop a position description for the Chief Executive Officer. The Board will review and approve the objectives developed for the Chief Executive Officer by the Human Resources Committee and review the assessment of the Chief Executive Officer's performance in relation to such objectives made by the Human Resources Committee.

(16) The Board will annually receive and consider a report from its Human Resources Committee on succession planning, including appointing, training and monitoring of senior management and the Chief Executive Officer.

General Responsibilities of the Board of Directors

(17) The Board will oversee the management of the Corporation. In doing so, the Board will establish a productive working relationship with the Chief Executive Officer and other members of senior management.

(18) The Board will oversee the formulation of long-term strategic, financial and organizational goals for the Corporation.

(19) As part of the responsibility of the Board to oversee management of the Corporation, the Board will engage in active monitoring of the Corporation and its affairs in its stewardship capacity.

(20) The Board will, through its Audit Committee, review the integrity of the Corporation's internal control and management information systems.

(21) The Board will engage in a review of short and long-term performance of the Corporation in accordance with approved plans.

(22) The officers of the Corporation, headed by the Chief Executive Officer, shall be responsible for general day to day management of the Corporation and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

(23) The Board will annually review the significant risks and opportunities affecting the Corporation and its businesses and the systems and controls in place to manage and monitor risks and opportunities. The Board may impose such limits as may be in the interests of the Corporation and its shareholder.

(24) The Board will oversee an annual strategic planning process within the Corporation and will approve the Corporation's strategic plan. This plan will take into account the

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opportunity and risks of the Corporation's business. The Board will also, from time to time, approve annual business plans and multi-year business plans for the Corporation and its businesses.

(25) The Board will approve capital expenditures or other financial commitments in excess of $2,500,000.

(26) The Board will adopt prudent financial standards with respect to the businesses of the Corporation and prudent levels of debt in relation to the Corporation's consolidated capitalization.

(27) The Board will monitor compliance with the ethics policies or codes of the Corporation and will be responsible for granting any waivers from compliance with such policies or codes for directors and officers.

(28) The Board will also consider and approve:

(i)     transactions out of the ordinary course of business;

(ii)    special employment contracts, upon recommendation of the Human Resources Committee;

(iii)   all matters that would be expected to have a major impact on shareholders;

(iv)  the appointment of any person to any position that would qualify such person as an officer of the Corporation;

(v)   any amendments to the Corporation's pension plans relating to governance structure and design of benefits.

(29) The Board will also receive reports and consider:

(i)     The quality of relationships between the Corporation and its key customers;

(ii) Periodic reports from Board committees with respect to matters considered by such committees;

(iii) Health, safety and environmental matters as they affect the Corporation and its businesses.

(30) The Board will oversee how the Corporation communicates its goals and objectives to its relevant constituencies, including the approval of policies relating to: (i) how the Corporation interacts with analysts, investors, other key stakeholders and the public; and (ii) continuous disclosure obligations and selective disclosure. Such policies shall be reviewed annually.

(31) The Board will review and approve the Corporation's annual information form following review by the Corporate Governance Committee.

(32) The Board will review and approve annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee.

(33) The Board has the responsibility for monitoring compliance by the Corporation with the corporate governance guidelines of the Toronto Stock Exchange. The Board will approve the disclosure of (i) the Corporation's system of governance and (ii) the

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operation of its system of governance prepared by the Corporate Governance Committee.

Remuneration of the Directors

(34) The Board of Directors will consider and approve the adequacy and form of the compensation of directors, upon recommendation of the Corporate Governance Committee, and ensure the compensation realistically reflects the responsibilities and time involved in being an effective director.

General

(35) The Board will consider and approve such other matters as the Board may, from time to time, determine.

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SCHEDULE B

AUDIT COMMITTEE CHARTER

I.    OVERALL PURPOSE / OBJECTIVES

The Audit Committee will assist the Board in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Corporation's process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the internal and external auditors. The Corporation shall ensure that appropriate funding is provided to the Audit Committee to compensate the auditors and any other advisors engaged by the Audit Committee, as well as for ordinary administrative expenses.

II.   COMPOSITION

The Audit Committee shall consist of not fewer than three directors, each of whom shall be "independent", as defined in applicable securities legislation. All members of the Committee shall be financially literate, as defined in applicable securities legislation, and at least one member of the Committee shall satisfy the definition of "financial expert", as set forth in the applicable U.S. securities legislation. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board. Unless a Chairman is appointed by the Board, the members of the Committee will select its Chairman.

III.  MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet at least annually with the internal auditors and the external auditors to discuss any matters that the Committee believes should be discussed privately. Meetings of the Committee may be called by its Chairman or the Chairman of the Board, the external auditors or the internal auditors. Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board. In addition, the Committee will report to the Board on the Committee's activities at the Board meeting following each Committee meeting.

A majority of Committee members shall constitute a quorum.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Corporation and its subsidiaries. The Committee shall also have the authority to hire independent counsel and other advisors at the Corporation's expense, if necessary to carry out its duties and the authority to set and pay the compensation for any independent counsel or advisor employed by the Audit Committee.

IV.  RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

Documents/Reports Review

(1) Review and reassess the adequacy of this Charter annually, report to the Board thereon and ensure that it is either published in the annual report or proxy circular once every three years or posted in an up-to-date format on the Corporation's website.

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(2) Review and recommend for approval by the Board prior to any disclosure:

(i) interim unaudited financial statements;

(ii) audited annual financial statements, in conjunction with the report of the external auditors; and

(iii) all public disclosure documents containing audited or unaudited financial information, including management's discussion and analysis of financial condition and results of operations, any prospectus.

This review shall include, where appropriate, an examination of:

(i) the existence and substance of significant accruals, estimates, or accounting judgments, and the level of conservatism;

(ii) transactions with related parties and adequacy of disclosures; and

(iii) qualifications, if any, contained in letters of representation and the contents of review or audit reports from the Corporation's external auditors, with respect to the Corporation's financial statements. (3) Review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

(4) Obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

(5) Review uncertainties, commitments, and contingent liabilities material to financial reporting.

External Audit

(6) Recommend to the Board of Directors the appointment or reappointment of the external auditors and recommend the fees to be paid to the external auditors. The external auditors are accountable to the Board of Directors and the Audit Committee, as representatives of the Corporation's shareholder. The external auditors must report directly to the Audit Committee.

(7) Pre-approve all services to be provided by the external auditors.

(8) On an annual basis, review and discuss a written report by the external auditors detailing all factors that might have an impact on the auditors' independence, including all services provided and fees charged by the external auditors.

(9) Oversee the work, review the performance of the external auditors and approve any proposed change of the external auditors. In such a case, approve the information required to be disclosed by regulations.

(10) Approve the scope and plan of the annual audit, of the attest services and require the external auditors to review the quarterly financial statements and related documents.

(11) Review the audit findings and recommendations and management's response thereto.

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(12) Review annually with the external auditors the acceptability and the quality of the implementation of generally accepted accounting principles focused on the accounting estimates and judgments made by management and their selection of accounting principles.

(13) Review any significant disagreement between management and the external auditors regarding the financial reporting.

(14) At least annually consult with the external auditors out of the presence of management about internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit including any restrictions on the scope of work or access to required information.

(15) Consider and if appropriate require the rotation of the lead audit partner, concurring partner and other audit partners.

(16) Review and approve hiring policies for partners, employees and former partners and employees of its present external auditors and of its former external auditors.

Internal Audit and Internal Control

(17) Review any decisions related to the need for internal auditing, including whether this function should be outsourced and in that case, approve the supplier which shall not be the external auditors.

(18) Review and approve the appointment or removal of the director of internal auditing who shall be reporting to a senior officer other than the Corporate Controller.

(19) Approve the mandate of the internal audit function, and review annually the internal audit plan and the corresponding budgets.

(20) Ensure that management has established and maintained adequate internal controls and procedures for financial reporting and accounting, with particular emphasis on controls over computerized systems, and review annually a management assessment of the effectiveness of internal controls.

(21) Review significant internal audit findings, recommendations and management's response.

(22) Ensure the coordination of the work between internal and external auditors.

(23) Ensure the internal auditor has ongoing access to the Chairman of the Committee as well as all officers of the Corporation, particularly the Chairman of the Board and the President.

(24) At least annually, undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditor, and any unresolved material differences of opinion or disputes.

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Risk Management

(25) Review periodically and inquire of management, the internal auditors and the external auditors concerning the financial and business risks or exposures of the Corporation and assess the steps management has taken to control such risks. Business risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting.

Financial Reporting Processes

(26) In consultation with the external auditors and the internal auditors, review the integrity of the financial reporting processes, both internal and external.

(27) Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors, management or the internal auditors.

Legal compliance and other responsibilities

(28) Ensure that management has the proper review system in place to ensure that financial statements, reports and other financial information disseminated to governmental organizations and the public satisfies legal and regulatory requirements.

(29) Review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

(30) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(31) Review claims or potential claims and any other legal matters as reported to the Committee that could have an impact on the financial statements.

(32) Review the expenses of, including the use of the Corporation's assets by officers.

(33) Review material matters relating to audits of subsidiaries.

(34) Perform any other activities consistent with this Charter, the Corporation's by-laws and governing laws, as the Committee or the Board deems necessary or appropriate.

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